UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2025

Commission file number: 001-41656

Jayud Global Logistics Limited

(Translation of registrant’s name into English)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On June 30, 2025, the board of directors (the “Board”) of Jayud Global Logistics Limited (the “Company”), acting in accordance with applicable provisions of the Company’s articles of association, as currently in effect, removed Alan Tan Khim Guan from serving as the Co-Chief Executive Officer of the Company, effective immediately, and appointed him as the Head of Southeast Asia Business of the Company, effective immediately.

As the result of these changes, Xiaogang Geng, who previously served as another Co-Chief Executive Officer of the Company, will continue serving the Company as the Chief Executive Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Date: July 3, 2025

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
	Name	Xiaogang Geng
	Title:	Chief Executive Officer

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